Exhibit 3.1

AMENDMENT NO. 1 TO THE FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP OF

SHELL MIDSTREAM PARTNERS, L.P.

This Amendment No. 1 dated as of February 26, 2018 (this “Amendment”) to the First Amended and Restated Agreement of Limited Partnership of Shell Midstream Partners, L.P., a Delaware limited partnership (the “Partnership”), is hereby adopted by Shell Midstream Partners GP LLC, a Delaware limited liability company (the “General Partner”), as general partner of the Partnership, pursuant to authority granted in Section 13.1 of the Partnership Agreement. Capitalized terms used but not defined herein are used as defined in the Partnership Agreement (as defined below).

RECITALS

WHEREAS, the General Partner and the Limited Partners of the Partnership entered into that certain First Amended and Restated Agreement of Limited Partnership of the Partnership dated as of November 3, 2014 (the “Partnership Agreement”); and

WHEREAS, the Bipartisan Budget Act of 2015 eliminates the concept of a “Tax Matters Partner,” replaces it with the concept of a “Partnership Representative” and makes certain changes to the manner in which partnerships and their partners are audited and taxes may be assessed therefrom, each effective for tax years commencing after December 31, 2017; and

WHEREAS, Section 13.1(d) of the Partnership Agreement provides, among other things, that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement the General Partner determines (i) a change that, in the discretion of the General Partner, does not adversely affect the Limited Partners in any material respect or (ii) is necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act); and

WHEREAS, acting pursuant to the power and authority granted to it under Section 13.1(d) of the Partnership Agreement, the Board of Directors of the General Partner, for and on behalf of the General Partner, deems it in the best interests of the Partnership to adopt this Amendment and has determined that this Amendment reflects (i) a change that, in the discretion of the General Partner, does not adversely affect the Limited Partners in any material respect and/or (ii) is necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act).

NOW, THEREFORE, pursuant to Section 13.1(d) of the Partnership Agreement, the Partnership Agreement is hereby amended as follows:

Section 1. AMENDMENTS. Sections 9.3 and 9.4 of the Partnership Agreement are hereby amended and restated in their entirety as follows:

Section 9.3 Tax Controversies.

(a) For taxable years beginning on or before December 31, 2017, the General Partner is designated as the “tax matters partner” (as defined in Section 6231(a)(7) of the Code, prior to amendment by the Bipartisan Budget Act of 2015 (the “BBA”)). For each taxable year beginning after December 31, 2017, the General Partner shall be or shall designate the “partnership representative” (as defined in Section 6223 of the Code, as amended by the BBA) and any other Persons necessary to conduct proceedings under Subchapter C of Chapter 63 of the Code (as amended by the BBA) for such year. Any such designated Person or Persons shall serve at the pleasure of, and act at the direction of, the General Partner. The partnership representative, as directed by the General Partner, shall exercise any and all authority of the “partnership representative” under the Code (as amended by the BBA), including, without limitation, (i) binding the Partnership and its Partners with respect to actions taken under Subchapter C of Chapter 63 of the Code (as amended by the BBA), and (ii) determining whether to make any available election under Section 6226 of the Code (as amended by the BBA).

(b) The General Partner (acting through the partnership representative to the extent permitted by Section 9.3(a)) is authorized and required to act on behalf of and represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and the General Partner is authorized to expend Partnership funds for professional services and costs associated therewith.

(c) Each Partner agrees to cooperate with the General Partner (or its designee) and to do or refrain from doing any or all things reasonably requested by the General Partner (or its designee) in its capacity as the “tax matters partner” or the “partnership representative,” or as a person otherwise authorized and required to act on behalf of and represent the Partnership pursuant to Section 9.3(b).

(d) The General Partner is authorized to amend the provisions of this Agreement as appropriate to reflect the proposal or promulgation of Treasury Regulations implementing or interpreting the partnership audit, assessment and collection rules adopted by the BBA, including any amendments to those rules.

Section 9.4 Withholding and Other Tax Payments by the Partnership.

(a) The General Partner may treat taxes paid by the Partnership on behalf of all or less than all of the Partners either as a distribution of cash to such Partners or as a general expense of the Partnership, as determined appropriate under the circumstances by the General Partner.

(b) Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that it determines in its discretion to be necessary or appropriate to cause the Partnership to comply with any withholding requirements established under the Code or any other federal, state or local law including, without limitation, pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income or from a distribution to any Partner or assignee (including, without limitation, by reason of Section 1446 of the Code), the amount withheld may at the discretion of the General Partner be treated by the Partnership as a distribution of cash pursuant to Section 6.3 or Section 12.4(c) in the amount of such withholding from such Partner.

Section 2. RATIFICATION OF PARTNERSHIP AGREEMENT. Except as expressly modified and amended herein, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.

Section 3. GOVERNING LAW. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

(Signature Page Follows)

IN WITNESS WHEREOF, this Amendment has been executed as of February 26, 2018.

GENERAL PARTNER:

SHELL MIDSTREAM PARTNERS GP LLC

By:	/s/ Shawn J. Carsten
Name: Shawn J. Carsten
Title: Vice President and Chief Financial Officer